UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SIRVA, INC.

____________________________________________________________________________________

(Name of Issuer)

Common Stock, $0.01 par value per share

____________________________________________________________________________________

(Title of Class of Securities)

82967Y104

_______________________________________________________

(CUSIP Number)

Brian J. Carmody, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

(215) 994-4000

____________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2007

______________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Mark Lerdal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,567,763 Shares
	8	SHARED VOTING POWER Not applicable
	9	SOLE DISPOSITIVE POWER 8,567,763 Shares
	10	SHARED DISPOSITIVE POWER Not applicable
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,567,763 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Sirva, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 700 Oakmont Lane, Westmont, Illinois 60559.

Item 2.	Identity and Background

This statement is being filed on behalf of Mark Lerdal (the "Reporting Person").

Further information regarding the identity and background of the Reporting Person is as follows:

	(a)	Name: Mark Lerdal

	(b)	Business Address: 25/F AIG Tower, KKR Financial (Asia) Limited, 1 Connaught Road, Central Hong Kong

	(c)	Present principal occupation: debt analyst

(d)-(e)

During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

	(f)	Citizenship: U.S. citizen

Item 3.	Source and Amount of Funds or Other Consideration

The source of funds used for the purchase of the Issuer's securities was the personal funds of the Reporting Person. The aggregate funds used by the Reporting Person to make the purchases was one dollar ($1).

Item 4.	Purpose of Transaction

The acquisition of Common Stock to which this statement relates has been made for investment purposes. The Reporting Person will continually evaluate the business, financial conditions, and prospects of the Issuer, as well as conditions in the economy and the Issuer's industry in general, with a view toward determining whether to hold, decrease, or add to this investment in Common Stock.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

As of the date hereof, the Reporting Person is the beneficial owner of 8,567,763 shares of Common Stock, representing approximately 11.3% of the Issuer's outstanding Common Stock. Based on the 75,858,757 shares of Common Stock outstanding as of November 1, 2007, as reported in the Company's 10-Q filed on November 9, 2007, the Reporting Person deemed beneficial holdings represent approximately 11.3% of the Company's Common Stock.

(c)

No transactions in the Company's Common Stock have been effected by the Reporting Persons during the last 60 days except the following transaction, which was made via a purchase agreement with ValueAct Capital Master Fund, L.P. further described in Item 6 hereof. Prices do not include transaction related fees.

Reporting Person		Date	No. of Shares	Price Per Share
Mark Lerdal		12/20/2007	8,567,763	$0.0000012

	(d)	No person other than the Reporting Person has any right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

	(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer

On December 20, 2007, ValueAct Capital Master Fund, L.P. ("ValueAct Master Fund") and the Reporting Person entered into a Securities Purchase Agreement (the "Purchase Agreement"). The closing conditions contained in the Purchase Agreement were met on December 20, 2007. Under the terms of the Purchase Agreement, ValueAct Master Fund agreed to sell, and the Report Person agreed to buy, 8,567,763 shares of Common Stock for the aggregate purchase price of $1, subject to an acknowledgement from the Reporting Person that the shares being purchased are restricted securities that may not be resold unless they are subsequently registered under the Securities Act of 1933, as amended, or an exemption from registration is available.

The description of the Securities Purchase Agreement, is qualified in its entirety by reference to the actual terms of the agreement which is attached hereto as Exhibit 2 to this Statement.

Item 7.	Materials to Be Filed as Exhibits

	1.	Power of Attorney

	2.	Securities Purchase Agreement by and between ValueAct Capital Master Fund, L.P. and Mark Lerdal, dated December 20, 2007.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 28, 2007	*By:	/s/ Brian J. Carmody
Brian J. Carmody

* Pursuant to Power of Attorney filed herewith.